Exhibit 23.4

CONSENT OF LEE KEELING AND ASSOCIATES, INC.

As independent oil and gas consultants, Lee Keeling and Associates, Inc. hereby consents to the incorporation by reference in this Post-Effective Amendment No. 1 to the Registration Statement No. 333-168509 on Form S-3 of all references to our firm and information from our reserves report dated February 5, 2010, entitled “Estimated Reserves and Future Net Revenue Oil and Gas Properties Interests Owned by Chesapeake Energy Corporation Selected Properties Constant Prices and Expenses”, included in or made a part of the Chesapeake Energy Corporation Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 1, 2010. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Lee Keeling and Associates, Inc.
LEE KEELING AND ASSOCIATES, INC.

Tulsa, Oklahoma

February 8, 2011